SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number

1	Announcement dated August 17, 2018 in respect of Appointment of Executive Directors.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies, including testing and monetization of future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 20, 2018

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

中國聯合網絡通信(香港)股份有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Appointment of Executive Directors

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) announces that Mr. Li Guohua, has been appointed as Executive Director and President of the Company and Mr. Zhu Kebing has been appointed as Executive Director of the Company with effect from 17 August 2018.

Mr. Li Guohua, aged 58, Senior Economist, obtained an MBA degree from Nanchang University and University of Poitiers, France in 1999. Mr. Li is a Director and General Manager of China United Network Communications Group Company Limited (the ultimate parent company of the Company), a Director and President of China United Network Communications Limited and a Director and President of China United Network Communications Corporation Limited. Mr. Li served as a Deputy Chief of the Jiangxi Posts and Telecommunications Administration Bureau, a Deputy Chief and the Chief of the Jiangxi Post Bureau, a Deputy Post Master General of the State Post Bureau, Deputy President and President of China Post Group, a Non-Executive Director and the Chairman of the Board of Directors of Postal Savings Bank of China Co., Ltd. (listed on the Hong Kong Stock Exchange), etc. Mr. Li has extensive experience in management.

Mr. Zhu Kebing, aged 43, Senior Accountant, graduated from Northeastern University in 1997 and received a Professional Accountancy master’s degree from Chinese University of Hong Kong in 2011. Mr. Zhu is the Chief Financial Officer of the Company, the Chief Accountant of China United Network Communications Group Company Limited, the Chief Financial Officer of China United Network Communications Limited, the Director and the Chief Financial Officer of China United Network Communications Corporation Limited. Mr. Zhu previously worked as Deputy Head of the Financial Department, General Manager, Budgeting Controller and Asset Management Controller of the Operation and Financial Department of Baosteel Group Co., Ltd., Chief Financial Officer, Board Secretary and Supervisor of Baoshan Iron and Steel Co., Ltd. (listed on the Shanghai Stock Exchange), General Manager of the Industry Finance Development Center of China Baowu Steel Group Corporation Limited, Director of Shanghai Baosight Software Co., Ltd. (listed on the Shanghai Stock Exchange) , Director of Oriental Steel & Iron E-Commerce Co., Ltd. and General Manager of Hwabao Investment Co., Ltd. etc. Meanwhile, he also serves as Chairman of Hwabao Trust Co., Ltd., Chairman of Baosteel Group Finance Co., Ltd., a Non-Executive director of China Pacific Insurance (Group) Co., Ltd. (listed on the Hong Kong Stock Exchange), Chairman of Hwabao (Shanghai) Equity Investment Co., Ltd., Director of Sailing Capital International Investment Fund (Shanghai) Co., Ltd., Director of Sailing Capital Management Co., Ltd., Director of Siyuanhe Equity Investment Management Co., Ltd. and Vice President of PE Association of Shanghai. Mr. Zhu has extensive experience in corporate finance and investment management.

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Mr. Li and Mr. Zhu have not entered into any service contract with the Company which provides for a specified length of service. The terms of services do not expressly require the Company to give more than one year’s notice period or to make payments equivalent to more than one year’s emoluments to terminate the service. Pursuant to the articles of association, Mr. Li and Mr. Zhu are required to retire and offer for re-election at the next following annual general meeting of the Company.

The remuneration of Mr. Li and Mr. Zhu as Executive Directors of the Company will be determined by the Board with reference to their duties and responsibilities in the Company, their experience, the prevailing market conditions and any applicable regulatory requirements.

Save as disclosed above, Mr. Li and Mr. Zhu do not have any relationship with any directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Li and Mr. Zhu do not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no information in relation to the appointment of Mr. Li and Mr. Zhu that need to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to his appointment that needs to be brought to the attention of the shareholders of the Company.

The Board would like to welcome Mr. Li and Mr. Zhu for their appointment as Directors of the Company.

By Order of the Board of China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 17 August 2018

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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